Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139445
PROSPECTUS SUPPLEMENT DATED September 28, 2007
(To Prospectus Filed December 18, 2006)
3.00% Convertible Senior Subordinated Notes Due 2011
1,762,519 Common Shares
This prospectus supplement, together with the prospectus described above, is to be used by certain holders of the securities referenced above, or by their transferees, pledgees, donees or their successors, in connection with the offer and sale of the securities. This prospectus supplement should be read in conjunction with the prospectus and is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.
The table included in the section captioned “Selling Security Holders” commencing on page 19 of the prospectus is hereby amended to add the selling security holder identified below and to reflect the notes, and common stock issuable upon conversion of the notes, for such selling security holder, as shown below:

				No. of Shares	No. of	No. of Shares
	Amount of			of Common	Shares of	of Common
	Notes	% of Notes	Amount of Notes	Stock	Common	Stock Owned
	Beneficially	Beneficially	Being Offered	Beneficially	Stock Being	After
Name of Selling Security Holder	Owned ($)	Owned	($) (a)	Owned (b)	Offered (a)(b)	Offering (a)(b)

SSI Hedged Convertible Income Fund (c)	$114,000	*	$114,000	1,827	1,827	0

*	Less than 1%

(a)	Because a selling security holder may sell pursuant to the prospectus all or a portion of the offered notes, and common stock issuable upon conversion of the notes, we cannot know or estimate number or percentage of notes and common stock that the selling security holder will hold upon the termination of any particular offering. Please refer to the “Plan of Distribution” beginning on page 54 of the prospectus. The number of shares of common stock being offered represents the shares of our common stock issuable upon conversion of the notes being offered.

(b)	The information presented assumes that the selling security holder will fully convert the notes beneficially owned for cash and shares of our common stock, that the selling security holder will sell all shares of our common stock that it receives pursuant to the conversion of the notes being offered. The selling security holder has indicated that it does not beneficially own any shares of our common stock other than shares that may be issuable upon conversion of the notes. The number of shares of our common stock issuable upon conversion of the notes is calculated to be the maximum number of shares issuable upon conversion assuming (i) the value of the notes approach an infinite amount at the time of conversion, with the $110,000,000 principal amount paid in cash and the remaining value paid in shares of our common stock, and (ii) the conversion of the full amount of notes held by the selling security holders at the initial conversion price of $62.41, which corresponds to the initial conversion rate of 16.0229 shares per $1,000 principal amount of the notes. Accordingly, the number of shares of our common stock to be offered using this prospectus may be less than the amount shown. Fractional shares will not be issued upon conversion of the notes. Instead, we will pay cash in lieu of fractional shares, if any. Due to the effects of rounding, the number shown in this column does not equal exactly 16.0229 shares per $1,000 principal amount of the notes.

(c)	SSI Investment Management Inc. has voting and investment control over the securities held by this selling security holder. John Guttfurcht, George Douglas and Amy Jo Guttfurcht are the shareholders of SSI Investment Management Inc.
The foregoing table is based solely on the most current information provided to us by the selling security holder named above. The selling security holder has not, within the past three years, held any position or office with us or any of our predecessors or affiliates or had any other material relationship with us or any of our predecessors or affiliates.
The maximum principal amount of notes and shares of our common stock issuable upon conversion of the notes that the selling security holders may sell pursuant to the prospectus, including the supplements thereto, may not exceed $110,000,000 and 1,762,519 shares. The sums of the principal amount of notes and shares of common stock beneficially owned by selling security holders that have been included in the prospectus and the supplements thereto are greater than those maximum numbers because certain of the selling security holders may have transferred their notes in transactions exempt from the registration requirements of the Securities Act, or otherwise reduced their positions, prior to selling pursuant to the prospectus and the supplements thereto, and as a result we have received beneficial ownership information from additional selling security holders with respect to the same notes.

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